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SECURI 13011756 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH PHARMA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Broad Street
(No. and Street)

Boston (City) MA (State) 02109-4230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Flynn (617) 367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OO
2/27/13

OATH OR AFFIRMATION

I, Peter F. Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH PHARMA SECURITIES, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

LINDA A. POLI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 6, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMET

COMMONWEALTH PHARMA SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2012

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Commonwealth Pharma Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Pharma Securities, LLC (a Delaware limited liability company, the "Company") as of December 31, 2012 and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Pharma Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sametz & Company PC

Chestnut Hill, Massachusetts
February 19, 2013

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$	13,109
Prepaid expenses		141
	$	13,250

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	5,200
Member's equity:		
Member contributions		53,765
Accumulated deficit		(45,715)
		8,050
	$	13,250

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2012

Operating expenses:		
Dues and subscriptions	$	450
Insurance		1,020
Office expense		465
Professional fees		30,500
Regulatory expenses		2,332
		34,767
Net loss	$	(34,767)

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2012

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2012	$ 48,765	$ (10,948)	$ 37,817
Net loss	-	(34,767)	(34,767)
Member contributions	5,000	-	5,000
Balance, December 31, 2012	$ 53,765	$ (45,715)	$ 8,050

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(34,767)
Changes in operating assets and liabilities:		
Prepaid expenses		35
Accrued expenses		548
Net cash used for operating activities		(34,184)
Cash flows from financing activities:		
Member contributions		5,000
Net decrease in cash during the year		(29,184)
Cash, beginning of year		42,293
Cash, end of year	$	13,109

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Note 1 **Organization and nature of business**

Commonwealth Pharma Securities, LLC (the "Company") was formed in December 2002 and is a Delaware limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. If the Company incurs interest or penalties as a result of unrecognized tax benefits the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

COMMONWEALTH PHARMA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2012

Note 2 **Summary of significant accounting policies (continued)**

Subsequent events
The Company has evaluated subsequent events through February 19, 2013, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2012 the Company's net capital was $7,909, which was $2,909 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 65.75%.

Note 4 **Related party transactions**

The Company is under 100% common ownership with Apeiron Partners LLC ("Apeiron"). The Company has a management agreement with Apeiron, whereby Apeiron assumes and pays all expenses related to the day to day operations of the Company. In exchange, the Company is obligated to pay Apeiron a fee equal to the costs incurred by Apeiron plus an additional amount, which will reflect the time and effort of Apeiron based upon an allocation of time spent by Apeiron employees. No amounts were paid to Apeiron under this agreement during 2012.

Note 5 **Reserve requirement pursuant to Rule 15c3-3**

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(i).

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMETARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Member of
Commonwealth Pharma Securities, LLC

We have audited the financial statements of Commonwealth Pharma Securities, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 10, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information on page 10 is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 19, 2013

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

COMMONWEALTH PHARMA SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2012

Capital		
Member contributions	$	53,765
Accumulated deficit		(45,715)
		8,050
Deductions and charges:		
Nonallowable assets:		
Prepaid expenses		(141)
Net capital	$	7,909
Aggregate indebtedness		
Accrued expenses	$	5,200
Computation of basic net capital requirement		
Minimum net capital required	$	347
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	2,909
Net capital less 120% of minimum dollar net capital required	$	1,909
Percentage of aggregate indebtedness to net capital		65.75%
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's part II (unaudited) focus report	$	12,909
Accrued expenses		(5,000)
Net capital per above	$	7,909

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Member of
Commonwealth Pharma Securities, LLC

In planning and performing our audit of the financial statements of Commonwealth Pharma Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17(a)-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, Massachusetts
February 19, 2013